Mail Stop 3561

May 28, 2009

C. Geoffrey Hampson
Live Current Media Inc.
375 Water Street, Suite 645
Vancouver, British Columbia V6B5C6, Canada

      Re: **Live Current Media Inc.**
                 Amendment No. 1 to Registration Statement on Form S-1
                 Filed May 7, 2009
                 File No. 333-158951
                 Form 10-K for the Fiscal Year Ended December 31, 2008
                 Filed March 31, 2009
                 Form 10-Q for the Fiscal Quarter Ended March 31, 2009
                 Filed May 15, 2009
                 File No. 0-29929

Dear Mr. Hampson:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

C. Geoffrey Hampson
Live Current Media Inc.
May 28, 2009
Page 2

Amendment No. 1 to Registration Statement on Form S-1

Director Compensation, page 45

1. Please advise us why you have not included Messrs. Benham and Taylor in the Director Compensation table. See Item 402(r) of Regulation S-K.

Selling Stockholders, page 46

2. If true, please disclose that Mr. Lamacraft purchased the securities in the ordinary course of business and at the time of the purchase, he had no arrangements or understandings, directly or indirectly, with any person to distribute the securities.

3. According to your selling stockholders table, Jonathan Ehrlich and Mark Melville own 320,321 and 107,692 shares. According to your Security Ownership of Certain Beneficial Owners table on page 51, Jonathan Ehrlich and Mark Melville are the owners of 306,621 and 524,359 shares. Please revise or advise why these tables list different beneficial ownership amounts for these individuals. Please refer to Questions 140.01 of the Compliance Disclosure and Interpretations of Regulation S-K, which you can find on our website, www.sec.gov.

4. Please disclose the natural person or persons who exercise the sole or shared voting or dispositive powers with respect to the shares offered for resale by Penson Financial Services Canada Inc. Please refer to Questions 240.04 of the Compliance Disclosure and Interpretations of Regulation S-K, which you can find on our website, www.sec.gov.

5. Please disclose the relationship, if any, between the Benham Trust and Derek Benham, on the one hand, and your director, Mark Benham, on the other. Please disclose the relationship, if any between Ehrlich Real Estate Advisors and Tom Ehrlich, on the one hand, and your former president, Jonathan Ehrlich, on the other.

6. We note that Mark L. Casey is listed as the owner of 163,460 shares and that he also jointly controls with Carrie G. Casey 413,461 shares owned by The Casey Family Trust. Please revise your table to include Mark L. Casey as the beneficial owner of these shares and disclose in the footnote the nature of his interest in these shares.

Security Ownership of Certain Beneficial Owners and Managements, page 50

Security Ownership of Certain Beneficial Owners (more than 5%), page 50

7. Please disclose the natural person or persons who exercise the sole or shared voting or dispositive powers with respect to the shares beneficially owned by Odyssey Value Advisors, LLC.

C. Geoffrey Hampson
Live Current Media Inc.
May 28, 2009
Page 3

8. We note from footnote eight to your Security Ownership of Certain Beneficial Owners and Management table that Boris Wertz has options to purchase 41,667 shares of your common stock. However, your table indicates that Boris Wertz does not beneficially own any shares. Please revise your Security Ownership of Certain Beneficial Owners and Management table to include the 41,667 or advise why it is not appropriate for you to do so.

Item 17. Undertakings, page II-10

9. We note that you included the undertakings required under Item 512(a)(5)(i), which are required when a registration statement relies upon Rule 430B, rather than the undertaking under Item 512(a)(5)(ii). Please revise your filing to include the undertaking under Item 512(a)(5)(ii) or advise why it is not appropriate for you to do so.

Signatures, page II-11

10. Please include the signature of your principal financial officer. If C. Geoffrey Hampson serves in this capacity, please indicate that fact by including that title beneath his signature.

Form 10-K for the Fiscal Year Ended December 31, 2008

Signatures, page 47

11. Please amend your filing to include the signature of your principal financial officer. If C. Geoffrey Hampson serves in this capacity, please confirm to us that he signed the Form 10-K in that capacity. Also, provide certifications signed by your principal financial officer pursuant to Items 601(b)(31) and (32) of Regulation S-K.

Consolidated Balance Sheets, page F-3

12. Refer to line item accounts payable and accrued liabilities. Please tell us and disclose the nature of the components within accrued liabilities. To the extent that the individual component exceeds 10% of the total assets, they should be separately disclosed in accordance with Rule 8-03 (a)(1) of Regulation S-X.

Consolidated Statements of Operations, page F-4

13. Please re-label your subtotal "Loss from operations before other items" into "Loss from continuing operations" to properly reflect the nature of this subtotal or provide a similar caption.

14. Gains from the disposition of the subsidiary that do not qualify for discontinued operations treatment should be classified as a component of loss from operations. In this regard, if true, we believe you should record the gain on the disposal of Frequenttraveler.com within your loss from operations. See paragraph 45 of SFAS no. 144. Please revise.

C. Geoffrey Hampson
Live Current Media Inc.
May 28, 2009
Page 4

15. Please advise us why the Global Cricket Venture expenses were not classified as a component of your operating expenses, or revise. In this regard, it appears from your disclosures on page F-16 that you are consolidating your 50.05% interest in Global Cricket Ventures through your wholly-owned subsidiary LCM Cricket Ventures. Similarly, please advise us why the expenses associated with the performance of your obligations under the Memoranda of Understanding with the Board of Control for Cricket in India and the DLF Indian Premier League were not classified as operating expenses or revise.

16. We note from Note 5 that you combined the apparent licensing expenses to BCCI and IPL of the amount of $1 million with various other expense items such as business development, travel, consulting and salaries that totaled $2.47 million in one line item. Since you consolidated Global Cricket Venture, we believe these various expense categories should be separately presented from licensing expense and should be combined with your appropriate expense line items in your income statements.

17. In addition, if you consolidated your 50.5% interest in Global Cricket Ventures, explain to us where you have recorded your non-controlling interests in the financial statements or revise. Also, tell us and advise how you would account for your non-controlling interests after you adopted SFAS 160 effective January 1, 2009 in your situation.

Note 1 – Nature of Business and Basis of Presentation, page F-7

18. Please advise how you are accounting for the minority interest or non-controlling interests in your principal operating subsidiary, Domain Holdings Inc. In this regard, please advise where you record the minority interest in income/loss of this consolidated subsidiary on your consolidated statements of operations.

Going Concern, page F-7

19. Please expand to disclose prominently your viable plan(s) to overcome your financial difficulties. Please revise to provide a more robust discussion of your current plans to continue your business operations. Please refer to Section 607.02 of the Financial Reporting Codification.

Note 2 – Summary of Significant Accounting Policies, page F-7

Goodwill, page F-10

20. Given the significant amount of goodwill reported, please provide to us a summary on how you performed Step 1 of the goodwill impairment test for 2008. Please provide us the significant assumptions you used in determining the fair value of your Perfume.com reporting unit in your response.

Note 4 – Non-Controlling Interest, page F-15

21. We note your disclosure regarding the $3 million conversion of intercompany debt which you state was accounted for using the *purchase method*. Please summarize for us how you accounted for the debt conversion citing the relevant accounting literature used. Please explain and clarify in your disclosures what you meant by "purchase method" in view of your representation that there is no effect to the consolidated financial statements

22. Refer to your disposition of the 50.4% controlling interest in FT. We note that you reported as other income a gain of $276,805 on the disposal of the subsidiary. We also note that you forgave debt of $265,000 from FT in connection with the disposition. In that regard, we are unclear of your basis in GAAP as to the recording of the $276,805 gain resulting from the transaction. Please advise us in detail of your accounting or revise.

Note 5 – Global Cricket Venture, page F-16

23. Refer to the fourth paragraph. We note that on October 30, 2008, as part of the formation process, LCM Cricket Ventures was issued 50.05% of the shares of GCV as contrasted to 40% pursuant to the Venture MOU. Please explain to us and disclose in your filings the facts and circumstances during the formation process that led to the increase in your ownership percentage of GCV.

Note 6 – Merger Agreement, page F-17

24. We note that you determined part of the purchase price of the transaction using a $3 per share price of your common shares on the day immediately before the closing of the transaction rather than using the share prices for a few days before and after March 25, 2008, the announcement and agreement date of the transaction. In accordance with paragraph 22 of SFAS no. 141, you are required to use the share prices for a reasonable period before and after March 25, 2008. Please revise or advise why you are not required to do so.

25. We read your disclosure regarding the Auctomatic merger agreement and have the following comments:

- We note the contingent consideration in the form of cash and shares that will be distributed or payable on various future anniversary dates of the merger agreement. We also note that the consideration is subject to the founders' continuing employment with the company. Please explain to us why you accounted for the contingent consideration as part of the purchase price as opposed to future compensation expense. See paragraph 34 of SFAS no. 141 and EITF Issue no. 95-8.

- Please explain to us why it is appropriate under GAAP to present value the shares and cash payable to the former shareholders of Auctomatic. See paragraph 22 of SFAS no. 141. Please advise or revise.

- Notwithstanding the above comments, it appears the accretion expense of $96,700 relates to the $800,000 cash payable to the Auctomatic shareholders on the first anniversary of the merger agreement. In this regard, please explain why this amount was not recorded as interest expenses in your consolidated statements of operations.

- Please explain to us how you fair valued the Auction software asset acquired.

26. Please tell us and disclose your accounting policy for business combinations in this section and in the critical accounting policy section of Management's Discussion and Analysis.

Form 10-Q for the Fiscal Quarter ended March 31, 2009

Rule 13a-14(a)/15(d)-14(a) Certifications, Exhibit 31.1 and 31.2

27. We note that the wording of your certifications provided pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 does not precisely match the language set forth in Item 601(b)(31) of Regulation S-K. In this regard, paragraph two includes the word "quarterly" before the word "report." Your certifications should appear exactly as set forth in current Item 601(b)(31) of Regulation S-K.

Note 5 – Global Cricket Venture, page F-14

28. We read your disclosure related to the renegotiated amount payable to BCCI. We also read your disclosure that you will be fully released from these liabilities once Global Cricket Venture *makes these payments*. In this regard, please explain to us why you reversed $500,000 payable to BCCI during your first fiscal quarter.

29. Tell us and disclose your accounting policy in recognizing and measuring the annual fee to BCCI and IPL. It appears that you recognized the fee expenses based on the timing of your payment to them or according to a payment schedule. Support your accounting with the relevant accounting literature.

30. Tell us and disclose the business purpose or facts and circumstances behind the termination agreement or novation with BCCI and IPL on March 30, 2009.

31. Since you consolidated Global Cricket Venture, we are uncertain why you stated that you are fully released from the payment liabilities to BCCI and IPL when Global Cricket Venture assumed them as a result of the termination agreement. Please explain.

32. To enhance transparency, quantify, here and in the Management's Discussion and Analysis
    section, the impact of the termination on your financial statements and how it affects your
    future expenditures.

*   *   *   *   *

As appropriate, please amend your registration statement and Exchange Act filings in response to these comments. Please respond to the comments directed towards your Exchange Act filings within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact, Robert Babula, Staff Accountant, at (202) 551-3339 or in his absence Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Robert W. Errett, Staff Attorney, at (202) 551-3225, Ellie Bavaria, Special Counsel, at (202) 551-3238, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant DirectoSir

cc: Mary Ann Sapone, Esq.
        Richardson & Patel LLP
        Via Facsimile